Exhibit 99.1
IM Cannabis Reports Third Quarter Financial Results

IMC pairs a +12% increase in revenue with a -16% decrease in the total operating expenses, building a solid foundation to deliver in 2025.

TORONTO, and GLIL YAM, Israel, November 14, 2024 /PRNewswire/ -- IM Cannabis Corp. (the "Company" or "IMC") (NASDAQ: IMCC) (CSE: IMCC), an international medical cannabis company, announced its financial results today for the third quarter ended September 30, 2024. All amounts are reported in Canadian dollars and compared to the quarter ended September 30, 2023, unless otherwise stated.

Q3 2024 Financial Highlights

•	+12% increase in Revenue to $13.9M vs. $12.4M in Q3, 2023. Adjusting for the revocation of the Oranim deal, increases the revenue to + 51% or $4.7M vs Q3, 2023

•	-41% decrease in Selling & Marketing expenses to $1.5M vs. $2.6M in Q3, 2023

•	-16% decrease in Total Operating expenses to $4.1M vs. $4.9M in Q3, 2023

•	-$0.5M EBITDA loss, a decrease of -68% vs. $1.6M in Q3, 2023

•	-$0.2M adjusted EBITDA loss (Non-IFRS), a decrease of -82% vs. $1.3M in Q3, 2023

•	+25% improvement in Operational expense ratio to 30% vs. 40% in Q3, 2023

Management Commentary

“While the 66% growth we delivered in Germany, to reach $5.8M this quarter is a highlight, we spent the quarter focused on building a solid foundation for 2025,” said Oren Shuster, Chief Executive Officer of IMC. “Our goal was to build a strong, consistent supply chain, along with a laser focus on how to improve the efficiency and accuracy of how we use our resources. I believe that the foundation we built this quarter will be the basis we will use to deliver in 2025.”

“The discipline necessary to drive efficient resource management is an ongoing focus of ours and can clearly be seen in this quarter’s results,” commented Uri Birenberg, Chief Financial Officer of IMC. “Our Q3, 2024 revenues increased from $12.4 million in Q3, 2023, to $13.9 million this quarter, while our operating expenses decreased from $4.9 million in Q3, 2023 to $4.1 million in Q3, 2024. As a result, our operating expense ratio was 30% in Q3, 2024 in comparison with 40% in Q3, 2023, making us 25% more efficient.”

Q3 2024 Conference Call

The Company will host a Zoom web conference call today at 9:00 a.m. ET to discuss the results, followed by a question-and-answer session for the investment community. Investors are invited to register by clicking here. All relevant information will be sent upon registration.

If you are unable to join us live, a recording of the call will be available on our website at https://investors.imcannabis.com/ within 24 hours after the call.

Q3 2024 Financial Results

•
Revenues for the third quarter of 2024 were $13.9 million compared to $12.4 million in Q3 2023, an increase of $1.5 million or 12%. The increase is mainly attributed to accelerated growth in Germany revenue of $4.3 million net and decreased net Revenue in Israel of $2.8 million, which consists of Oranim revenue in Q3 2023. Adjusting for Oranim Revenue of $3.2 million in Q3 2023, result with revenue increase of $4.7M or 51%.

•
Total Dried Flower sold in Q3 2024 was approximately 2,202 kg with an average selling price of $6.20 per gram, compared to approximately 2,558kg in Q3 2023, with an average selling price of $4.35 per gram, which is a price increase of 42%.

•
Cost of revenues for Q3 2024 were $10.7 million compared to $9.6 million in Q3 2023, an increase of $1.1 million or 11%, mainly due to an increase in costs of approximately $1.2 million including an accrual for slow inventory of $0.6 million, that is offset by decrease in other costs net of approximately $0.1 million.

•	Gross profit for the third quarter of 2024 was $3.1 million, compared to $2.6 million in Q3 2023, an increase of 19%.

•	G&A Expenses in Q3 2024 were $2.4 million, compared to $2.1 million in Q3 2023, an increase of $0.3 million or 10%.

•
Selling and Marketing Expenses in Q3 2024 were $1.5 million, compared to $2.6 million in Q3 2023, a decrease of $1.1 million or 41% mainly due to the revocation of Oranim agreement of $0.7 million and decrease in salaries and professional services of $0.5 million.

•	Total operating expenses in Q3 2024 were $4.1 million compared to $4.9 million in Q3 2023, a decrease of $0.8 million or 16%.

•	Net Loss in Q3 2024 was $1.1 million, compared to $2.1 million in Q3 2023, a decrease loss of $1.0 million or 48%.

•	Basic and diluted Loss per Share in Q3 2024 was $0.41, compared to a loss of $0.96 per Share in Q3 2023.

•	Non-IFRS Adjusted EBITDA loss in Q3 2024 was $0.2 million, compared to loss of $1.3 million in Q3 2023 or 82% decrease.

•	Cash and Cash Equivalents as of September 30, 2024, were $2 million compared to $1.8 million on December 31, 2023.

•	Total assets as of September 30, 2024, were $44.6 million, compared to $48.8 million on December 31, 2023, a decrease of $4.2 million or 8.6%.

The decrease is mainly attributed to the Oranim agreement cancelation of $9.5 million of which mainly attributed to; goodwill $3.5 million, intangible asset $1.4 million, inventory $0.8 million, trade receivables $1.3 million and property plant and equipment $0.8 million and reduction of cash and cash equivalents of $0.3 million.

In addition to the Oranim revocation agreement effect, there is a total asset increase of $5.3 million mainly due to an increase of $8.1 million in trade receivables and an increase of Cash and cash equivalents of $0.5 million, offset by $4.8 million reduction in Inventory and reduction of $0.9 million in intangible assets.

•	Total Liabilities as of September 30, 2024, were $40.4 million, compared to $35.1 million on December 31, 2023, an increase of $5.3 million or 15%.

The increase is mainly attributed to an increase of $8.9 million in trade payables and an increase of $1.6 million in other accounts payable offset by a decrease mainly attributed to the Oranim agreement cancelation of $6.8 million of which mainly attributed to a decrease in PUT option liability in the amount of $2.0 million, a decrease in purchase consideration payable in the amount of $2.2 million and a decrease of $1.6 million in trade payables.

The Company's financial statements as of September 30, 2024, includes a note regarding the Company's ability to continue as a going concern. The Company's Q3 2024 financial results do not include any adjustments relating to the recoverability and classification of assets or liabilities that might be necessary should the Company be unable to continue as a going concern. For more information, please refer to the "Liquidity and Capital Resources" and "Risk Factors" sections in the Company's management's discussion and analysis for the quarter ended September 30, 2024.

Non-IFRS Measures

This press release makes reference to "Gross Margin" and "Adjusted EBITDA", which are financial measures that are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as complementary information to the Company's IFRS measures by providing further understanding of our results of operations from management's perspective. Accordingly, these measures should neither be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

For an explanation of how management defines Gross Margin and Adjusted EBITDA, see the Company's management's discussion and analysis for the period ended September 30, 2024, available under the Company's SEDAR+ profile at www.sedarplus.ca on EDGAR at www.sec.gov/edgar.

We reconcile these non-IFRS financial measures to the most comparable IFRS measures as set out below.

About IM Cannabis Corp.

IMC (Nasdaq: IMCC) (CSE: IMCC) is an international cannabis company that provides premium cannabis products to medical patients in Israel and Germany, two of the largest medical cannabis markets. The Company leverages a transnational ecosystem powered by a unique data-driven approach and a globally sourced product supply chain. With an unwavering commitment to responsible growth and compliance with the strictest regulatory environments, the Company strives to amplify its commercial and brand power to become a global high-quality cannabis player.

The IMC ecosystem operates in Israel through Focus Medical Herbs Ltd., which imports and distributes cannabis to medical patients, leveraging years of proprietary data and patient insights. The Company also operates medical cannabis retail pharmacies, online platforms and logistical hubs in Israel that enable the safe delivery and quality control of IMC products throughout the entire value chain. In Germany, the IMC ecosystem operates through Adjupharm GmbH, where it distributes cannabis to pharmacies for medical cannabis patients.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking information or forward-looking statements under applicable Canadian and United States securities laws (collectively, "forward-looking statements"). All information that addresses activities or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements relating to: the impact of the Israel-Hamas war on the Company, including its operations and the medical cannabis industry in Israel; the timing and impact of the legalization of medicinal cannabis in Germany, including, the Company having it “all in house”; the Company being positioned to take advantage of the legalization; the Company’s growth in 2024; the market growth for medicinal cannabis in Germany; the stated benefits of the Company’s EU-GMP processing facility and an EU-GDP logistics center; the Company to host a teleconference meeting as stated; and the Company’s stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate.

Forward-looking statements are based on assumptions that may prove to be incorrect, including but not limited to: the Company’s ability to focus and resources to achieve sustainable and profitable growth in its highest value markets; the Company’s ability to mitigate the impact of the Israel-Hamas war on the Company; the Company’s ability to take advantage of the legalization of medicinal cannabis in Germany; the Company’s ability to host a teleconference meeting as stated; and the Company’s ability to carry out its stated goals, scope, and nature of operations in Germany, Israel, and other jurisdictions the Company may operate; the Company using the proceeds from the non-brokered private placement offering; and shareholders will approve Mr. Shuster becoming a control person.

The above lists of forward-looking statements and assumptions are not exhaustive. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated or implied by such forward-looking statements due to a number of factors and risks. These include: the failure of the Company to comply with applicable regulatory requirements in a highly regulated industry; unexpected changes in governmental policies and regulations in the jurisdictions in which the Company operates; the Company's ability to continue to meet the listing requirements of the Canadian Securities Exchange and the NASDAQ Capital Market; any unexpected failure to maintain in good standing or renew its licenses; the ability of the Company and its subsidiaries (collectively, the "Group") to deliver on their sales commitments or growth objectives; the reliance of the Group on third-party supply agreements to provide sufficient quantities of medical cannabis to fulfil the Group's obligations; the Group's possible exposure to liability, the perceived level of risk related thereto, and the anticipated results of any litigation or other similar disputes or legal proceedings involving the Group; the impact of increasing competition; any lack of merger and acquisition opportunities; adverse market conditions; the inherent uncertainty of production quantities, qualities and cost estimates and the potential for unexpected costs and expenses; risks of product liability and other safety-related liability from the usage of the Group's cannabis products; supply chain constraints; reliance on key personnel; the risk of defaulting on existing debt; risks surrounding war, conflict and civil unrest in Eastern Europe and the Middle East, including the impact of the Israel-Hamas war on the Company, its operations and the medical cannabis industry in Israel; risks associated with the Company focusing on the Israel and Germany markets; the inability of the Company to achieve sustainable profitability and/or increase shareholder value; the inability of the Company to actively manage costs and/or improve margins; the inability of the company to grow and/or maintain sales; the inability of the Company to meet its goals and/or strategic plans; the inability of the Company to reduce costs and/or maintain revenues; the Company’s inability to take advantage of the legalization of medicinal cannabis in Germany; and the Company’s inability to host a teleconference meeting as stated; the Company not using the proceeds as stated in its press release dated November 12, 2024; and shareholders not disapproving Mr. Shuster becoming a control person.

Please see the other risks, uncertainties and factors set out under the heading "Risk Factors" in the Company's annual report dated March 28, 2024, which is available on the Company's issuer profile on SEDAR+ at www.sedarplus.ca and Edgar at www.sec.gov/edgar. Any forward-looking statement included in this press release is made as of the date of this press release and is based on the beliefs, estimates, expectations and opinions of management on the date such forward looking information is made. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Company Contact:

Anna Taranko, Director Investor & Public Relations
IM Cannabis Corp.
+49 157 80554338
a.taranko@imcannabis.de

Oren Shuster, CEO
IM Cannabis Corp.
+972-77-3603504

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2024	December 31, 2023
	Note	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS:

Cash and cash equivalents		$1,958	$1,813
Trade receivables		14,411	7,651
Advances to suppliers		2,843	936
Other accounts receivable		4,121	3,889
Inventories	3	4,310	9,976

		27,643	24,265
NON-CURRENT ASSETS:

Property, plant and equipment, net		4,112	5,058
Investments in affiliates		2,282	2,285
Right-of-use assets, net		516	1,307
Intangible assets, net		3,453	5,803
Goodwill		6,629	10,095

		16,992	24,548

Total assets		$44,635	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Canadian Dollars in thousands

		September 30, 2024	December 31, 2023
	Note	(Unaudited)	(Audited)

LIABILITIES AND EQUITY

CURRENT LIABILITIES:

Trade payables		$16,567	$9,223
Bank loans and credit facilities		12,679	12,119
Other accounts payable and accrued expenses		7,660	6,218
Accrued purchase consideration liabilities		-	2,097
PUT Option liability		-	2,697
Convertible debt		2,083	-
Current maturities of operating lease liabilities		259	454

		39,248	32,808

NON-CURRENT LIABILITIES:

Warrants measured at fair value	4	13	38
Operating lease liabilities		233	815
Long-term loans		405	394
Employee benefit liabilities, net		24	95
Deferred tax liability, net		502	963

		1,177	2,305

Total liabilities		40,425	35,113

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY:	5

Share capital and premium		256,685	253,882
Translation reserve		1,144	95
Reserve from share-based payment transactions		7,198	9,637
Conversion option for convertible debt		327	-
Accumulated deficit		(259,400)	(249,145)

Total equity attributable to equity holders of the Company		5,954	14,469

Non-controlling interests		(1,744)	(769)

Total equity		4,210	13,700

Total liabilities and equity		$44,635	$48,813

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

	Nine months ended September 30,		Three months ended September 30,
	2024	2023	2024	2023
	(Unaudited)

Revenues	$40,696	$38,106	$13,883	$12,370
Cost of revenues	34,878	28,391	10,713	9,632
Gross profit before fair value adjustments	5,818	9,715	3,170	2,738

Fair value adjustments:
Realized fair value adjustments on inventory sold in the period	(47)	(710)	(22)	(93)
Total fair value adjustments	(47)	(710)	(22)	(93)

Gross profit	5,771	9,005	3,148	2,645

General and administrative expenses	6,846	7,708	2,351	2,145
Selling and marketing expenses	5,279	7,991	1,506	2,564
Restructuring expenses	-	617	-	-
Share-based compensation	364	316	244	195
Loss on deconsolidation	2,734	-	-	-
Total operating expenses	15,223	16,632	4,101	4,904

Operating loss	9,452	7,627	953	2,259

Finance income (expense), net	(2,082)	869	(155)	248

Loss before income taxes	11,534	6,758	1,108	2,011
Tax income (expense)	976	50	26	(125)

Net loss	(10,558)	(6,708)	(1,082)	(2,136)

Other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods:

Remeasurement gain on defined benefit plan	67	36	-	-

Exchange differences on translation to presentation currency	1,566	(622)	49	39

Total other comprehensive income (loss) that will not be reclassified to profit or loss in subsequent periods	1,633	(586)	49	39

Other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:

Adjustments arising from translating financial statements of foreign operation	(508)	624	(482)	158

Total other comprehensive income (loss) that will be reclassified to profit or loss in subsequent periods:	(508)	624	(482)	158

Total other comprehensive income (loss)	1,125	38	(433)	197

Total comprehensive loss	$(9,433)	$(6,670)	$(1,515)	$(1,939)

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

Canadian Dollars in thousands, except per share data

		Nine months ended September 30,		Three months ended September 30,
		2024	2023 *)	2024	2023 *)
	Note	(Unaudited)

Net income (loss) attributable to:
Equity holders of the Company		$(9,574)	$(6,209)	$(922)	$(2,150)
Non-controlling interests		(984)	(499)	(160)	14

		$(10,558)	$(6,708)	$(1,082)	$(2,136)

Total comprehensive income (loss) attributable to:
Equity holders of the Company		$(8,458)	$(6,152)	$(1,357)	$(1,943)
Non-controlling interests		(975)	(518)	(158)	4

		$(9,433)	$(6,670)	$(1,515)	$(1,939)

Net income (loss) per share attributable to equity holders of the Company:	7

Basic loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)
Diluted loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)

Earnings (loss) per share attributable to equity holders of the Company:

Basic loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)
Diluted loss per share (in CAD)		$(4.29)	$(2.95)	$(0.41)	$(0.96)

*) Reclassified in accordance with shares consolidation. See also note 5a.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

Canadian Dollars in thousands

	Share Capital and premium	Reserve from share-based payment transactions	Conversion option for convertible debt	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2024	$253,882	$9,637	$-	$95	$(249,145)	$14,469	$(769)	$13,700

Net loss	-	-	-	-	(9,574)	(9,574)	(984)	(10,558)
Total other comprehensive income	-	-	-	1,049	67	1,116	9	1,125

Total comprehensive income (loss)	-	-	-	1,049	(9,507)	(8,458)	(975)	(9,433)

Net proceeds of convertible debt allocated to conversion option	-	-	327	-	-	327	-	327
Other comprehensive loss Classification	-	-	-	-	(748)	(748)	-	(748)
Share-based compensation	-	364	-	-	-	364	-	364
Forfeited options	2,803	(2,803)	-	-	-	-	-	-

Balance as of September 30, 2024	$256,685	$7,198	$327	$1,144	$(259,400)	$5,954	$(1,744)	$4,210

	Share Capital and premium	Reserve from share-based payment transactions	Translation reserve	Accumulated deficit	Total	Non-controlling interests	Total equity

Balance as of January 1, 2023	$245,776	$15,167	$1,283	$(239,574)	$22,652	$1,145	$23,797

Net loss	-	-	-	(6,209)	(6,209)	(499)	(6,708)
Total other comprehensive income (loss)	-	-	21	36	57	(19)	38

Total comprehensive income (loss)	-	-	21	(6,173)	(6,152)	(518)	(6,670)

Issuance of common shares	2,351	-	-	-	2,351	-	2,351
Share-based compensation	-	316	-	-	316	-	316
Forfeited options	3,028	(3,028)	-	-	-	-	-

Balance as of September 30, 2023	$251,155	$12,455	$1,304	$(245,747)	$19,167	$627	$19,794

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2024	2023
Cash provided by operating activities:

Net loss for the period	$(10,558)	$(6,708)
Adjustments for non-cash items:
Fair value adjustment on sale of inventory	47	710
Fair value adjustment on Warrants, investments and accounts receivable	(24)	(4,547)
Interest recorded in respect of the convertible debt	197	-
Depreciation of property, plant and equipment	332	494
Amortization of intangible assets	1,036	1,329
Depreciation of right-of-use assets	274	442
Impairment of PPE	10	-
Finance expenses, net	1,911	3,678
Deferred tax liability, net	(138)	(200)
Share-based payment	364	316
Loss from deconsolidation of subsidiary	2,764	-
Net proceeds of convertible debt allocated to conversion option	327	-
	7,100	2,222

Changes in working capital:
Increase in trade receivables	(8,184)	(2,719)
Increase in other accounts receivable and advances to suppliers	(2,775)	(353)
Decrease in inventories, net of fair value adjustments	4,817	4,844
Decrease (increase) in trade payables	10,595	(4,652)
Changes in employee benefit liabilities, net	(71)	(204)
Increase in other accounts payable and accrued expenses	2,420	265

	6,802	(2,819)

Taxes paid	(222)	(552)

Net cash provided (used) in operating activities	3,122	(7,857)

Cash flows from investing activities:

Purchase of property, plant and equipment	(126)	(553)
Deconsolidation of subsidiary	(346)	-

Net cash used in investing activities	$(472)	$(553)

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

IM CANNABIS CORP.
INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

Canadian Dollars in thousands

	Nine months ended September 30,
	2024	2023
Cash flow from financing activities:

Proceeds from issuance of share capital, net of issuance costs	$-	$1,688
Proceeds from issuance of warrants	-	6,585
Repayment of lease liability	(265)	(435)
Interest paid - lease liability	(44)	(44)
Repayment of bank loan and credit facilities	(2,624)	(1,109)
Cash paid for interest	(1,572)	(163)
Proceeds from discounted checks	4,483	2,932

Net cash provided (used) by financing activities	(22)	9,454

Effect of foreign exchange on cash and cash equivalents	(2,483)	(2,189)

Increase (decrease) in cash and cash equivalents	145	(1,145)
Cash and cash equivalents at the beginning of the period	1,813	2,449

Cash and cash equivalents at end of the period	$1,958	$1,304

Supplemental disclosure of non-cash activities:

Right-of-use asset recognized with corresponding lease liability	$40	$49
Issuance of shares in payment of debt settlement to a non-independent director of the company	$-	$1,061

The accompanying notes are an integral part of the interim condensed consolidated financial statements.